FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month July, 2008

Commission File Number 33-99720

ARAUCO AND CONSTITUTION PULP INC. (Translation of registrant’s name into English)
El Golf 150 Fourteenth Floor Santiago, Chile (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....X.....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...X..

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Santiago, June 25, 2008

Mr.

Superintendent of Securities and Insurance

Present

To whom it may concern:

Re: Communication of relevant information. MATERIAL FACT. Celulosa Arauco y
Constitución S.A. Registration in the Securities Registry No. 42.

The undersigned, in his capacity as General Manager of the corporation named Celulosa Arauco y Constitución S.A., both domiciled in the Metropolitan Region, El Golf Avenue No. 150, 14th Floor, Las Condes, company registered in the Securities Registry No. 42, Rut 93.458.000-1, duly authorized by the Board of Directors, hereby communicates to you the following material fact relating to the company and its actions pursuant to article 9 and subsection 2 of article 10, both of Law No. 18.045:

During a meeting held yesterday, June 24, 2008, the Board of Directors of Celulosa Arauco y Constitución S.A. agreed to register with the Superintendency of Securities and Insurance two lines of local bonds, hereafter the “Lines of Bonds”, for an aggregate amount of 10,000,000 Unidades de Fomento.

The maximum term of the first Line of Bonds shall be 10 years, such that the term for the second Line of Bonds shall be 30 years, both terms to commence on the date on which each respective line is registered in the Securities Registry of the Superintendency of Securities and Insurance.

The Lines of Bonds will not have special guarantees, and the bonds that will be issued and charged to the lines may be placed in the general market, shall be issued to bearer, shall be uncertificated, shall not be convertible into shares of capital stock of the company, and may be denominated in pesos, Unidades de Fomento or United States Dollars.

Once the Lines of Bonds are registered with the Securities Registry, the Board of Directors shall have the responsibility of approving the issuance and the placement of the corresponding bonds.

These Lines of Bonds have been agreed upon in order for the company to have new financing alternatives, with the objective to optimize the financial conditions under the existing credits and to finance the operations of the company.

Sincerely,

/s/ Matías Domeyko Cassel

CELULOSA ARAUCO Y CONSTITUCION S.A.

Matías Domeyko Cassel

General Manager

CC: - Bolsa de Comercio de Santiago

La Bolsa No. 64,

Santiago.

- Bolsa Electrónica de Chile

Huérfanos 770, piso 14-

Santiago

- Bolsa de Valores de Valparaíso

Casilla 218-V-

Valparaíso

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Celulosa Arauco y Constitución, S.A.
(Registrant)

Date:	July 8, 2008	By: /s/ Matías Domeyko Cassel
Name: Matías Domeyko Cassel
		Title:	Chief Executive Officer